SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 18-K
 For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

PROVINCE OF MANITOBA
 CANADA
 (Name of Registrant)

Date of end of last fiscal year: March 31, 2002

SECURITIES REGISTERED*
 (As of close of fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of issue	is effective	which registered

N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

PAMELA WALLIN BRIAN SCHUMACHER Canadian Consulate General 1251 Avenue of the Americas New York, New York 10020

Copies to:

ROBERT E. BUCKHOLZ, JR. Sullivan & Cromwell 125 Broad Street New York, NY 10004	J. PATRICK GANNON Deputy Minister of Finance Province of Manitoba Department of Finance Winnipeg, Manitoba Canada

*	The Registrant is filing this annual report on a voluntary basis.

The information set forth below is to be furnished:

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

None.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

None.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

None.

2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)	Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a) but under paragraph (b) of this item.)

Reference is made to pages 26-31 of Exhibit 99.3 hereto.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

Reference is made to pages 26-31 of Exhibit 99.3 hereto.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to Table V of Exhibit 99.3 hereto.

4.	(a)	As to each issue of securities of the registrant which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the registrant.

None.

2

(2)	Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable to furnish.

(3)	Total amount otherwise outstanding.

Reference is made to Table V of Exhibit 99.3 hereto.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

Reference is made to Table V of Exhibit 99.3 hereto.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

Reference is made to Table V of Exhibit 99.3 hereto.

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages 16-22 of Exhibit 99.3 hereto.

(a)	If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

None.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

None.

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This annual report comprises:

(a)	The cover page and pages numbered 2 to 5 consecutively.

(b)	The following exhibits:

99.1*	Annual Report of the Province of Manitoba for the year ended March 31, 2002, including Volume 1, Public Accounts of the Province of Manitoba for the year ended March 31, 2002.

99.2*	Supplementary Schedules and Other Statutory Reporting Requirements, Volume 3, Public Accounts of the Province of Manitoba for the year ended March 31, 2002.

99.3	Current Province of Manitoba description (including financial statements of the Province of Manitoba for the year ended March 31, 2002).

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

*	Incorporated by reference to Exhibit No. 12 to Amendment No. 9 on Form 18-K/A to the Province’s Annual Report on Form 18-K for the year ended March 31, 2001.

4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at Winnipeg, Canada on the 8th day of November, 2002.

Province of Manitoba

By:	/s/ Gary Gibson

Gary Gibson

5

EXHIBIT INDEX

Exhibit
Number	Description

99.1*	Annual Report of the Province of Manitoba for the year ended March 31, 2002, including Volume 1, Public Accounts of the Province of Manitoba for the year ended March 31, 2002.

99.2*	Supplementary Schedules and Other Statutory Reporting Requirements, Volume 3, Public Accounts of the Province of Manitoba for the year ended March 31, 2002.

99.3	Current Province of Manitoba description (including financial statements of the Province of Manitoba for the year ended March 31, 2002).

*	Incorporated by reference to Exhibit No. 12 to Amendment No. 9 on Form 18-K/A to the Province’s Annual Report on Form 18-K for the year ended March 31, 2001.